UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18435

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** _____ AND ENDING **12/31/2025** _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Feltl and Company, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Carlson Parkway N, Suite 225

(No. and Street)

Plymouth	**MN**	**55447**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Rigazio	**952-893-8607**	**darigazio@feltl.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

801 Nicollet Mall, Ste 1100	**Minnesota**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

09/04/2003	**49**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Rigazio_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Feltl and Company, Inc _____, as of December 31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Financial Officer _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Feltl and Company, Inc.

Plymouth, Minnesota

Consolidated Statement of Financial Position

With Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Feltl and Company, Inc.

Table of Contents

See accompanying notes to Consolidated Statement of Financial Condition



Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Feltl and Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Feltl and Company, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2024.

Minneapolis, Minnesota
February 6, 2026



THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

Feltl and Company, Inc.

Consolidated Statement of Financial Condition
December 31, 2025

Assets		2025
Cash and cash equivalents	$	4,114,730
Cash held at clearing broker		1,036,587
Broker loans receivable		333
Securities owned, at fair value		11
Receivables from clearing broker, net		267,155
Right of use asset, operating leases		530,040
Fixed assets, net		139,948
Deposit with clearing broker		150,000
Prepaid expenses and other assets		77,858
TOTAL ASSETS	$	6,316,662

Liabilities and Shareholders' Equity		
Liabilities:		
Accrued employee compensation and benefits	$	267,412
Accounts payable		7,698
Operating lease liability		573,680
Accrued expenses and other liabilities		5,856
Total liabilities		854,646
Shareholders' equity		
Common stock – Par value $1.00 per share		
Authorized – 1,000 shares		
Issued and outstanding – 528 shares		528
Additional paid-in capital		2,613,177
Retained earnings		2,848,311
Total shareholders' equity		5,462,016
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	6,316,662

See accompanying notes to Consolidated Statement of Financial Condition

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Condition

Note 1   Nature of Business and Summary of Significant Accounting Policies

Principal Business Activities

Feltl and Company, Inc.(F&C) is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). F&C engages in the business of acting as a dealer, investment banker, and providing brokerage services with respect to equity and other securities. F&C does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. F&C is required to maintain a minimum balance of $150,000 in cash and securities with the clearing broker to collateralize certain transactions.

Principles of Consolidation

The Consolidated Financial Statements of the Company include the accounts of Feltl and Company, Inc., as well as any variable interest entities of which Feltl and Company, Inc. is the primary beneficiary; all are collectively referred to as the "Company" or "Feltl and Company, Inc." All intercompany accounts and transactions have been eliminated in consolidation.

The Company first determines whether the entity is a variable interest entity ("VIE") under accounting principles generally accepted in the United States of America (U.S. GAAP) and whether it has a controlling financial interest in the entity. Assessing whether an entity is a VIE and if it requires consolidation involves judgment and analysis. Factors considered in this assessment include, but are not limited to, the legal organization of the entity, the equity ownership and contractual involvement with the entity and any related party or de facto agent implications of the Company's involvement with the entity. The Company reconsiders whether entities are a VIE whenever contractual arrangements change, the entity receives additional equity or returns equity to its investors or changes in facts and circumstances occur that change the investors' ability to direct the activities of the entity.

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 1   Nature of Business and Summary of Significant Accounting Policies

Principles of Consolidation (continued)

A VIE is an entity in which (i) the total equity investment at risk is not sufficient to enable the entity to finance its activities without subordinated financial support, (ii) the at-risk equity holders, as a group, lack the characteristics of a controlling financial interest or (iii) the entity is structured with disproportionate voting rights, and substantially all of the activities are conducted on behalf of an investor with disproportionately few voting rights. The Company must consolidate all VIEs of which it is the primary beneficiary. The primary beneficiary of a VIE is defined as the party who, considering the involvement of related parties and de facto agents, has (i) the power to direct the activities of the VIE that most significantly affect its economic performance and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. This evaluation is updated continuously.

Feltl Advisors, LLC ("Advisors") was formed in 2013 to provide financial advisory services to customers of Feltl and Company, Inc. Both Feltl and Company, Inc. and Advisors are under common control. Advisors has no employees and is considered to be a VIE as it does not have sufficient equity at risk to finance its operations without additional subordinated financial support. The Company provides employees and management services to Advisors for no fee, which management has determined represents a variable interest in Advisors. The Company is deemed to be the primary beneficiary of Advisors because it has the ability to direct the activities of Advisors that most significantly impact its economic performance through providing management services to Advisors and absorbs the expected losses and receives the expected returns of Advisors. Therefore, Feltl Advisors, LLC was consolidated with the Company as of December 31, 2025. Due to the structure of the arrangement and the common control relationship between the two entities, the Company is responsible for all obligations of Advisors and will absorb all residual returns; consequently, no amounts have been allocated to non-controlling interests. Assets and liabilities of Advisors are immaterial to the consolidated financial statements as of December 31, 2025.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 1   Nature of Business and Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Cash held at clearing broker consists of cash on deposit with a clearing broker. There were no cash equivalents at December 31, 2025. Cash balances in both banks and clearing broker totaled $5,151,317 at December 31, 2025. The cash held at clearing broker has no restrictions of withdrawal.

Securities Owned

Securities transactions and related gains and losses are recorded on a trade date basis. Securities owned are stated at fair value with related changes in unrealized gains or losses reflected in the Company's trading profit. The Company did not have any trading gains or losses during the year. Securities owned may include U.S. equity securities, certificates of deposit with original maturities greater than three months, and debt securities. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 1   Nature of Business and Summary of Significant Accounting Policies

Contract Balance

The timing of revenue recognition may differ from the timing of payment from customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables from customers for commissions revenue, primarily retail brokerage transactions, of $297,397 on January 1, 2025, and $267,633 at December 31, 2025, the change due to brokerage transactions levels. The Company had a receivable of $0 from investment advisory fees on both January 1, 2025, and December 31, 2025. These amounts are shown in Receivables from clearing broker, net in the Statement of Financial Condition. The company had $0 deferred revenues at December 31, 2025.

The Company evaluates expected credit losses in its receivables throughout the year. The Company uses the loss-rate method for measuring future credit losses. As a result, the company has determined no allowance for credit losses is necessary related to contract receivables.

Leases

The Company is a lessee in multiple noncancelable operating leases. If the contract provides the Company the right to substantially all of the economic benefit and the right to direct the use of the identified assets, it is considered to be or contain a lease. Right-of-use ("ROU") assets and lease liabilities are recognized at lease commencement date based on the present value of the future lease payments over the expected lease term. The ROU asset is also adjusted for any lease prepayments made, lease incentives received, and initial direct costs incurred.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments using an average discount rate of 4.20%. The Company's discount rate represents the Company's incremental borrowing rate as the Company's implicit rates of its leases are not readily determinable. Variable payments are included in the future lease payments when those payments depend on an index or a rate. Increases (decreases) to variable lease payments due to subsequent changes in an index or rate are recorded as variable lease cost (income) in the future when incurred.

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 1 Nature of Business and Summary of Significant Accounting Policies

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal tax on its taxable income. Instead, the shareholders' reports on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. The Company elects to pay a Pass-Through Entity (PTE) tax in the states where it recognizes taxable income. The PTE allows an entity to pay tax on behalf of the shareholders'. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for potential tax liabilities, if applicable.

Income tax returns for the years ended December 31, 2024, 2023, and 2022 remain open for examination by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2025.

Fixed Assets

Furniture, fixtures, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation. Depreciation on furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are depreciated on the straight-line method over the term of the lease, or the estimated useful lives of the assets, whichever is shorter.

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 1   Nature of Business and Summary of Significant Accounting Policies

Broker Loans Receivable

Included in broker loans receivable are forgivable loans made to investment executives and other revenue producing brokers, typically in connection with recruitment, as well as non-forgivable loans. Forgivable loans are amortized as compensation expense over the life of the note, generally two to nine years, using the straight-line method and non-forgivable notes are repaid by the investment executive according to an agreed-upon repayment schedule. The Company performs an evaluation on a note-by-note basis to assesses the likelihood of repayment and a provision for any expected loss is made if deemed necessary. A loan on which an allowance was held was paid in full in 2025 resulting in a recovery of the allowance. As a result, the Company has recorded an allowance for credit losses of $0 included in broker note receivables on the statement of financial condition as of December 31, 2025. Change to allowance for credit losses in 2025 are as follows:

Balance at December 31, 2024	$ 415,168
Provision for uncollectible broker notes	0
Recovery of broker notes	(415,168)
Balance at December 31, 2025	$ 0

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Subsequent Events

Subsequent events have been evaluated for potential recognition and/or disclosures through the date the financial statements were issued.

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 2   Receivables from Clearing Broker, net

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned securities transactions and consists of excess cash held at the clearing organization. The amount receivable from clearing broker as of December 31, 2025, was $267,155.

Note 3   Deposit with Clearing Broker

Pursuant to the fully disclosed clearing service agreement with the clearing broker, the Company is required to maintain an account with the clearing broker to be designated as the Company's deposit account. As of December 31, 2025, the Company had deposits of $150,000 with the clearing broker meeting the requirement, included as deposit with clearing broker on the accompanying statement of financial condition.

Note 4   Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event that a counterparty is unable to fulfill its contractual obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company at times sells securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. Securities sold, not yet purchased, were $0 at December 31, 2025

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 5   Concentration of Credit Risk

In the normal course of business, the Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. At times, the balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limits of $250,000. The Company has not experienced any losses in such accounts and believes its cash balances are on deposit with financially stable institutions.

Note 6   Fixed Assets

Fixed assets consist of the following:

	2025
Office equipment, furniture and fixtures	$ 252,384
Computer equipment and software	8,926
Total	261,310
Accumulated depreciation	(121,362)
Net fixed assets	$ 139,948

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 7   Leases

The Company leases office space under noncancelable operating leases. One lease was renewed effective January 1, 2024, for two years with an option for an additional two years. Another lease was entered into on April 1, 2024, for seven years and five months.

The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company's office space leases may require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine the operating lease liability and are recognized as variable costs when incurred.

	2025
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	$ 125,725
Weighted-average remaining lease term – operating leases	3.2 yrs
Weighted-average discount rate – operating leases	4.20%

Maturities of lease liabilities are as follows as of December 31, 2025:

2026	$ 132,299
2027	135,387
2028	98,233
2029	100,934
2030	103,710
Thereafter	70,803
Total undiscounted liabilities	641,366
Less: Imputed interest	(67,686)
Total lease liabilities	$ 573,680

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 8   Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors.

Note 9   Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2025, the Company had regulatory capital of $5,243,876 which was $4,993,876 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.06 to 1.

Note 10   Commitment and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceedings or litigation has an element of uncertainty, management of the Company believes that as of December 31, 2025, the outcome of any pending or threatened litigation will not have a material impact on the Company's financial condition or results of operations.

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held by the clearing broker. At December 31, 2025, there were no customer margin credit lines that were in default.

The Company may engage in underwriting activities and enter into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2025, there were no outstanding firm commitments with customers.

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 11   Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring basis, as well as the classifications of the assets within the fair value hierarchy.

Securities owned – Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

| | Assets Measured at Fair Value | Recurring Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2025				
Securities owned:				
Mortgage-backed security	$ 11	$ -	$ 11	-
Assets – Securities owned	$ 11	$ -	$ 11	$ -

Feltl and Company, Inc.

Notes to Consolidated Statement of Financial Position

Note 12   Related-Party Transactions

From time to time, the Company may enter into subordinated borrowing agreements with related parties. These borrowings are available to be treated as capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the net capital requirements, they may not be repaid. There were no subordinated borrowings outstanding at any time during the year.

The Company's primary banking relationship and two cash accounts are maintained with a related party, a bank, which is under partial common ownership as the Company. Total cash balance with this institution was approximately $4,100,000 at December 31, 2025.

Note 13   Operating Segments

The Company is engaged in a single line of business as a securities broker-dealer and has one segment: brokerage services. This business is comprised of several types of services, including agency transactions and investment advisory. The Company manages business activities on a consolidated basis. The capital used to execute transactions is shared among all producers at the company. The accounting policies of the brokerage services segment are the same as those described in the summary of significant accounting policies in Note 1. The Company's chief operating decision maker ("CODM"), identified as its Chief Executive Officer, uses consolidated net income to evaluate overall performance and make decisions on how to best employ the resources of the company. This assessment has a direct influence on staffing, overall spending and investment levels and priorities, and the allocation of capital to support growth initiatives. The measure of segment assets is reported on the Consolidated Statement of Financial Condition as total assets. The Company has no inter-entity sales or transfers. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure net income of the segment are the same as those described in the summary of significant accounting policies. The Consolidated Statement of Operations on page 4 of this report is representative of segment revenue and expenses for the year ended December 31, 2025. This statement is consistent with the presentation used by the CODM. The CODM does not receive additional expense information beyond what appears on the financial statements. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with prior periods.